Exhibit 8.1

[                , 2005]

Cowlitz Bancorporation
927 Commerce Avenue
Longview, WA 98632

Ladies and Gentlemen:

        You have requested our opinion regarding certain US federal income tax consequences of (i) the proposed merger of AEA Bancshares, Inc., a Washington corporation and registered bank holding company, ("AEA") with and into Cowlitz Bancorporation, a Washington corporation and registered financial holding company, ("Cowlitz") (the "Holding Company Merger") and (ii) the proposed merger of Asia-Europe-Americas Bank, a Washington state chartered bank, ("AEA Bank") with and into Cowlitz Bank, a Washington state-chartered bank, ("Cowlitz Bank") (the "Sub-Merger").

FACTS AND ASSUMPTIONS:

        The terms of the proposed mergers (the "Mergers") are contained in (i) the Agreement and Plan of Reorganization dated as of May 3, 2005, between AEA and Cowlitz (the "Merger Agreement"), (ii) the Plan of Merger to be executed by Cowlitz Bank and AEA Bank (the "Bank Plan of Merger") and (ii) the Plan of Merger to be executed between Cowlitz and AEA (the "Holding Company Plan of Merger" and together with the Bank Plan of Merger the "Plans of Merger"). The Merger Agreement and the Plans of Merger are collectively referred to as the "Agreements." Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.

        You have directed us to assume in preparing this opinion that (i) the Mergers will be consummated in accordance with the terms, conditions and other provisions of the Agreements, and (ii) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreements, in the letters to us from Cowlitz dated [            , 2005 and from AEA dated [            , 2005] (the "Letters"), and in the Proxy Statement-Prospectus dated July 26, 2005, and mailed to AEA shareholders in connection with the special meeting of shareholders to approve the Holding Company Merger on September 22, 2005, are accurate and complete and will be accurate and complete at the time the Holding Company Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Mergers with or apart from our preparation of this opinion, and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

        Cowlitz owns all of the outstanding stock of Cowlitz Bank, which is engaged primarily in the business of banking. AEA owns all of the outstanding stock of AEA Bank, which is engaged primarily in the business of banking. Neither Cowlitz nor any person related to Cowlitz owns, or, immediately prior to the Holding Company Merger will own, any stock of AEA.

        The Agreements provide that AEA will be merged with and into Cowlitz in accordance with the applicable provisions of the Revised Code of Washington (the "RCW"). The Holding Company Merger must be approved as required by law by the AEA shareholders at a special meeting to be held on September 22, 2005.

        On the Effective Date, all assets and liabilities of AEA will be transferred by operation of law to Cowlitz, the separate corporate existence of AEA will cease, and, except as provided below, each share of AEA Common Stock then outstanding will be converted into the right to receive the number of shares of Cowlitz Common Stock determined by dividing the Per Share Consideration by the Cowlitz Stock Initial Value. Per Share Consideration is determined by dividing the Total Consideration by the number of shares of AEA Common Stock outstanding as of the Effective Time. Total Consideration equals $7,006,856, subject to certain adjustments. To the extent the Total Consideration exceeds $7,006,856, at Cowlitz's option, Cowlitz may pay the amount in excess in cash instead of stock. To the extent shares of Cowlitz Common Stock issued under the Merger Agreement will exceed 19.9% of its outstanding stock, the balance of the Total Consideration shall be paid in cash subject to any required tax withholdings.

        The Merger Agreement provides that if immediately prior to the Effective Date, AEA Bank is pursuing claims under the Fidelity Bond, AEA Bank may assign its interest in such claims to the Shareholder Representative and the Shareholder Representative will be charged with pursuing such claims for the benefit of former AEA shareholders. Upon recovery under the Fidelity Bond, the Shareholder Representative will reimburse Cowlitz for any costs and expenses incurred by AEA or Cowlitz in pursuing such claims, up to but not exceeding the amount so recovered. The balance of such recovery will be paid to the former AEA shareholders who were entitled to receive Merger Consideration.

        The Merger Agreement further provides that if within one year after the Effective Date, Cowlitz or Cowlitz Bank as successors to AEA or AEA Bank, receive any amount of recovery with respect to certain pending matters, Cowlitz shall distribute an amount of Cowlitz Common Stock equal to the recovery amount, minus any costs and expenses reasonably incurred by Cowlitz or Cowlitz Bank in connection with pursuing such recoveries and net of any related taxes (the "Net Recovery Amount"), to the former AEA shareholders who were entitled to receive the Merger Consideration.

        Shares of AEA Common Stock owned beneficially at the Effective Date by AEA, an AEA subsidiary, Cowlitz or a Cowlitz subsidiary will be cancelled as a result of the Holding Company Merger. Cowlitz will be the surviving entity following the Holding Company Merger.

        The Merger Agreement provides that any holder of Dissenting Shares who has satisfied the requirements of RCW 23B.13.230 to perfect the holder's right to payment under RCW Chapter 23B.13 shall be entitled to be paid the value of such shareholder's shares of AEA Common Stock pursuant to RCW Chapter 23B.13, and shall not be entitled to receive the Merger Consideration. However, Cowlitz's obligation to consummate the Mergers is conditioned upon not more than twenty percent of the AEA shareholders exercising dissenter's rights. We have assumed that such condition will not be waived.

        No fractional shares of Cowlitz Common Stock will be issued in the Holding Company Merger. Each holder of AEA Common Stock who otherwise would be entitled to receive a fraction of a share of Cowlitz Common Stock will receive, instead, cash in lieu of such fractional shares.

        Except as described above, no cash will be exchanged for shares of AEA Common Stock or shares of Cowlitz Common Stock pursuant to the Holding Company Merger.

        AEA option holders will receive a notice of the impending Holding Company Merger at least 30 days prior to the Holding Company Merger date and will be given an opportunity to exercise their options within 30 days of the notice. Options will terminate if not exercised within that time, subject to reinstatement in the event the Holding Company Merger does not close.

        Upon completion of the Holding Company Merger, AEA's obligations with respect to certain warrants issued in connection with AEA's initial stock offering to founders will be converted into the right to purchase the number of shares of Cowlitz Common Stock for which the shares of AEA Common Stock underlying such warrants could have been exchanged. The exercise price will equal the AEA exercise price of $25.00 divided by the exchange ratio used in the Holding Company Merger. Except as described in the preceding paragraph, no options to purchase AEA Common Stock and no securities or other instruments convertible into AEA Common Stock will be outstanding on the Effective Date.

        AEA Bank will be merged with and into Cowlitz Bank in accordance with the provisions of the Washington Bank Act. By virtue of the Bank Merger AEA Bank will be merged with and into Cowlitz Bank in accordance with the provisions of the Washington Bank Act. Upon effectiveness of the Bank

Merger, each outstanding share of Cowlitz Bank common stock shall remain outstanding as shares of the surviving bank, the holders of such shares shall retain their rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of AEA Bank will be cancelled. Following the Sub Merger, Cowlitz Bank intends to sell or otherwise dispose of certain poorly performing loans held by AEA Bank.

        We have also relied with your permission on the following additional assumptions and representations:

1.
The Mergers will be statutory mergers in accordance with the applicable provisions of the RCW.

2.
The fair market value of the Cowlitz Common Stock and other consideration received by each AEA shareholder will be approximately equal to the fair market value of the AEA Common Stock surrendered in the exchange.

3.
AEA has not (and, as of the Effective Date, will not have) redeemed, and no person related (within the meaning of Treasury Regulations §1.368-1(e)(3)) to AEA has (or, as of the Effective Date, will have) acquired, any stock of AEA (i) within one year prior to the Effective Date, or, (ii) as part of a plan which includes the Mergers. AEA Bank has not (and, as of the Effective Date, will not have) redeemed, and no person related (within the meaning of Treasury Regulations §1.368-1(e)(3)) to AEA Bank has (or, as of the Effective Date, will have) acquired, any stock of AEA Bank (i) within one year prior to the Effective Date, or, (ii) as part of a plan which includes the Mergers.

4.
Cowlitz has no plan or intention to reacquire, and no person related (within the meaning of Treasury Regulations §1.368-1(e)(3)) to Cowlitz has any intention to acquire, any of the Cowlitz Common Stock to be issued in the Holding Company Merger.

5.
Cowlitz has no plan or intention to sell or otherwise dispose of any of the assets of AEA acquired in the Mergers (or to cause or permit the sale or other disposition of any assets of AEA Bank), except for the transactions contemplated by the Sub Merger, dispositions made in the ordinary course of business or transfers described in Code Section 368(a)(2)(C) or Treasury Regulations §1.368-2(k).

6.
The liabilities of AEA assumed by Cowlitz and the liabilities to which the transferred assets of AEA are subject were incurred by AEA in the ordinary course of its business.

7.
Following the Mergers, Cowlitz will continue the historic business of AEA and will use a significant portion of AEA's historic business assets in a business.

8.
Cowlitz, AEA and the shareholders of AEA will pay their respective expenses, if any, incurred in connection with the Mergers.

9.
There is no intercorporate indebtedness existing between Cowlitz and AEA that was issued, acquired or will be settled at a discount.

10.
No party to the Mergers is an investment company as defined in Code Section 368(a)(2)(F)(iii) and (iv).

11.
AEA is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

12.
The fair market value of the assets of AEA transferred to Cowlitz will equal or exceed the sum of the liabilities assumed by Cowlitz plus the amount of liabilities, if any, to which the transferred assets are subject.

13.
Except as described in the Proxy Statement-Prospectus, no dividends or distributions, other than regular or normal dividends or distributions, will be made with respect to any AEA stock prior to or after the Mergers.

14.
None of the compensation received by any shareholder-employees of AEA will be separate consideration for, or allocable to, any of their shares of AEA Common Stock. The compensation paid to any shareholder-employees of AEA will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. None of the Cowlitz Common Stock received by any shareholder-employee of AEA will be in exchange for, or in consideration of, services rendered to Cowlitz, AEA or any other entity by such shareholder-employee.

15.
The payment of cash in lieu of fractional shares of Cowlitz Common Stock is solely for the purpose of avoiding the expense and inconvenience to Cowlitz of issuing fractional shares and does not represent separately bargained-for consideration.

16.
Total consideration other than Cowlitz Common Shares that will be received by AEA shareholders in connection with the Mergers, including without limitation all cash payments made pursuant to Section 2.14 of the Merger Agreement, cash in lieu of fractional shares of Cowlitz Common Stock, cash paid to dissenters and cash distributions in respect of the Fidelity Bond claims (before on or after the Effective Date), will not exceed fifty percent (50%) of the total consideration valued as of the Effective Date that will be paid to the AEA shareholders in exchange for their shares of AEA Common Stock.

17.
To the best of the knowledge of the management of AEA, there is no plan or intention on the part of the shareholders of AEA to sell, exchange, or otherwise dispose of a number of shares of Cowlitz stock received in the Holding Company Merger that would reduce the AEA shareholders' ownership of Cowlitz stock to a number of shares having a value, as of the date of the Holding Company Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of AEA as of the same date. For purposes of this representation, shares of AEA stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Cowlitz stock will be treated as outstanding AEA stock on the date of the Holding Company Merger. Moreover, shares of AEA stock and shares of Cowlitz stock held by AEA shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Holding Company Merger will be considered in making this representation.

18.
The Mergers are being effected for bona fide business reasons as described in the Proxy Statement-Prospectus.

19.
Prior to the Sub Merger, AEA Bank will not sell or otherwise dispose of any of its assets except for dispositions made in the ordinary course of business or transfers described in Code Section 368(a)(2)(C) or Treasury Regulations §1.368-2(k).

20.
Cowlitz Bank has no plan or intention to sell or otherwise dispose of any of the assets of AEA Bank to be acquired in the Sub Merger, except for dispositions made in the ordinary course of business or transfers described in Code Section 368(a)(2)(C) or Treasury Regulations §1.368-2(k).

21.
Prior to the Sub Merger, AEA Bank will continue its historic businesses and will use a significant portion of its historic assets in those businesses.

22.
Following the Sub Merger, Cowlitz Bank will continue the historic business of AEA Bank and will use a significant portion of AEA Bank's historic business assets in a business.

23.
The Sub Merger will be effected for bona fide business reasons.

OPINION:

        Assuming that the Mergers are consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth in the Proxy Statement-Prospectus, the Letters and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

1.
The Mergers will constitute "reorganizations" within the meaning of Code Section 368(a);

2.
The parties to the Merger Agreement and to the Plans of Merger will each be a "party to a reorganization" within the meaning of Code Section 368(b);

3.
No taxable gain or loss will be recognized by Cowlitz, Cowlitz Bank, AEA or AEA Bank as a result of the Mergers.

4.
To the extent AEA Common Stock is exchanged in the Holding Company Merger for Cowlitz Common Stock, no gain or loss will be recognized by the shareholders of AEA.

        Our opinion is limited to the foregoing federal income tax consequences of the Mergers, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Mergers or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. In particular, we express no opinion as to whether gain or loss, will be recognized by AEA shareholders upon the receipt of cash or other consideration other than shares of Cowlitz Common Stock in connection with the Mergers or related transactions.

        Our opinion represents our best judgment of how a court would decide if presented with the issues addressed herein and is not binding upon either the Internal Revenue Service ("IRS") or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the IRS or rejected by a court. Our opinion is based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion.

        Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Only the addressees and AEA shareholders may rely on this opinion, and only with respect to the proposed Mergers described herein.

Very truly yours,
FOSTER PEPPER & SHEFELMAN PLLC